UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

_______________________________________________

 Westgate Acquisitions Corporation.

(Name of Registrant as Specified in its Charter)

Nevada	000-53084	87-0639379
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4190 South Highland Drive Suite 230 Salt Lake City, UT 84124
(Address of principal executive office)

(801) 322-3401
(Registrant’s telephone number)

_______________________________________________

August 3, 2018

Westgate Acquisitions Corporation

4190 South Highland Drive, Suite 204

Salt Lake City, UT 84124

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

August 3, 2018

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of August 3, 2018 (the “Record Date”) of the outstanding shares of common stock, par value $0.00001 per share (“Common Stock”), of Westgate Acquisitions Corporation, a Nevada corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement in connection with an anticipated change in majority control of our Board of Directors (the “Board”) other than at a meeting of our stockholders. Pursuant to Rule 14f-1, such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date. Accordingly, the change in a majority of our directors pursuant to the Agreement (as defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed on or about August 3, 2018 to our stockholders of record on the Record Date.

Effective August 2, 2018, Geoff Williams, Edward Cowle, Blue Cap Development Corp and H. Deworth Williams, the principal stockholders (“Selling Shareholders”) of the Company,  entered into a Common Stock Purchase Agreement (the “Agreement”) with G. Reed Petersen (the “Buyer”), pursuant to which, among other things, the Selling Shareholders agreed to sell to  the Buyer, and the Buyer agreed to purchase from the Selling Shareholders, a total of Five Million Four Hundred Eighty Four (5,484,000),  shares of Common Stock owned of record and beneficially by the Selling Shareholders (the “Purchased Shares”).  On or about August 6, 2018 (the “Closing Date”), the Selling Shareholders will sell, assign and convey the Purchased Shares to the Buyer for an aggregate purchase price of $76,872.26 or approximately $.014018per share. The Purchased Shares represent approximately 91.4%  the Company’s issued and outstanding shares of Common Stock as of the Record Date.  In connection with the transactions contemplated by the Agreement, the Board appointed G. Reed Peteresen to fill vacancies on the Company’s Board of Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE SECURITIES EXCHANGE ACT AND RULE 14f-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE ANTICIPATED CHANGE IN MAJORITY CONTROL OF THE BOARD.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

Change In Control; Directors and Executive Officers

Consummation of the purchase and sale of the Purchased Shares on the Closing Date pursuant to the Agreement effects a change of control of the Company, as the Buyer, using personal funds, acquired an aggregate of Five Million Four Hundred Eighty Four (5,484,000),  shares, or approximately 91.4% of the Company’s 6,000,000 shares of Common Stock outstanding as of the Record Date. Accordingly, the Buyer will be the Company’s majority, and controlling, stockholder.  In connection with the transactions contemplated by the Agreement, the Board appointed G. Reed Petersen to fill vacancies on the Company’s Board of Directors, who will become the majority stockholder upon the resignation of the remaining current director.  The Agreement further provides that Mr. Williams will resign as an officer and director of the Company 10 days following the mailing of this Information Statement.  Following Mr. Williams’ resignation, the Board will consist of the following person:

Name	Age	Position
G. Reed Petersen 3625 Cove Point Drive Salt Lake City, Utah 84109	73	Director and President

Each of the Company’s directors will serve until the next annual meeting of stockholders and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. The following is information concerning the business backgrounds of each of Mr. Peteresen, as well as our only current director, Mr. Geoff Williams.

G Reed Petersen. Mr. Petersen has been involved in developing real estate in the past. He has been the sole officer and director of several public companies over the last five years. He is currently the sole officer and director of Revival, a Nevada Corporation.  This company is a non-reporting company, and does not trade. He has made personal investments in other public companies over the years.

Geoff Williams.  Mr. Williams has served as a director and president of our company since its inception in September 1999. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings. Mr. Williams attended the University of Utah and California Institute of the Arts. Mr. Williams also serves as our principal financial officer and principal accounting officer. Mr. Williams served as a director, President and C.E.O. of Protect Pharmaceutical Corp. from February 14, 2012 to November 2016 and was also a director of U.S. Rare Earths, Inc. from November 2011 to August 2012.Voting Securities of the Company.

Voting Securities of the Company

As of the Record Date, there were 6,000,000 shares of Common Stock of the Company issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of the Record Date with respect to the beneficial ownership of Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock currently, (ii) our current directors, (iii) each person who will become a director on or after the tenth day following our mailing of this Information Statement, (iv) each of our current named executive officers and (v) all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws, where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock that are shown as beneficially owned by them. In computing the number of shares of Common Stock owned by a person and the percentage ownership of that person, any such shares subject to options and warrants held by that person that are exercisable as of the Record Date or that will become exercisable within 60 days thereafter are deemed outstanding for purposes of that person’s percentage ownership but not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the mailing address of each individual is c/o Westgate Acquisitions Corporation, 4190 South Highland Drive,, Suite 230, Salt Lake City, UT 84124.

Name and Address

 Amount and Nature of

 Percent

of Beneficial Owner

 Beneficial Ownership

 of Class(1)

  Directors and Officers

Geoff Williams *

2,000,000

33.3%

  5% Stockholders

Edward F. Cowle

2,000,000

33.3%

H. Deworth Williams

684,000

11.4%

Blue Cap Development Corp.(2)

1,000,000

16.7%

All directors and officers

2,000,000

33.3%

 a group (1 persons)

 *

Director and/or executive officer

Note:

Unless otherwise indicated, we have been advised that each person above has sole voting power over the shares indicated above.

(1)

Based upon 6,000,000 shares of common stock outstanding on August 3, 2018.

(2)

Blue Cap Development Corp. is a private Nevada corporation that is principally owned by Edward F. Cowle and H. Deworth Williams, who have voting and investment control over the company.

Certain Relationships and Related Party Transactions

There have been no material transactions during the past two fiscal years between our Company and any officer, director, nominee for election as director, or any stockholder owning greater than five percent (5%) of our outstanding shares, nor any member of the above referenced individuals' immediate families that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.  To the Company’s knowledge, based solely on a review of copies of such reports furnished to the Company during and/or with respect to the year ended December 31, 2017, the Company is not aware of any late or delinquent filings required under Section 16(a) of the Exchange Act in respect of Common Stock or other equity securities of the Company.

CORPORATE GOVERNANCE

The Board of Directors

 As set forth in our Articles of Incorporation and Bylaws, all directors of the Company hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.  Other than as disclosed in this Information Statement, to the knowledge of the Company, are no agreements with respect to the election of directors. The Company’s executive officers serve at the discretion of the Board.

We do not believe that any current director qualifies as an “independent director” under the Nasdaq Stock Market’s listing standards, and that Mr. G. Reed Petersen will not qualify as an “independent directors.” Our Common Stock is not traded on the OTC Pink Market or any other market. Accordingly, we believe that the Company is currently not required to maintain any standards regarding the “independence” of the directors for our Board and we do not believe we are subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have any and/or a majority of our directors be independent.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2017, the Board held one (1) meeting, which was held in person and attended by all of the directors.

Board Committees

Our Board has not established any Board committees.

Code of Ethics

The Board has not adopted a Code of Ethics and Business Conduct.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

August 3, 2018

WESTGATE ACQUISITION  CORPORATION

A Nevada corporation

By:/s/  Geoff Williams

 Geoff Williams, Director - President